UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 3)

GOLDEN TELECOM, INC.

(Name of Subject Company)

GOLDEN TELECOM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Ilya Smirnov

General Counsel

Representation Office of Golden Teleservices, Inc.

1 Kozhevnichesky Proezd

Moscow, Russia 115114

(011-7-495) 797-9300

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Patricia Moran Ann Beth Stebbins Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000	William Greason Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5527

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 18, 2008, as amended by Amendments No. 1 and 2 thereto filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2008 and February 8, 2008, respectively (the “Schedule 14D-9”), by Golden Telecom, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer by Lillian Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), to purchase, at a price of $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), any and all outstanding shares of Common Stock on the terms and subject to the conditions specified in the offer to purchase dated January 18, 2008, filed as an exhibit to the Schedule TO filed by Parent, Merger Sub and Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) with the SEC on January 18, 2008 (the “Schedule TO”), as amended by Amendments No. 1, 2, 3 and 4 thereto filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008 and February 19, 2008, respectively (the “Offer to Purchase”) and related letter of transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2(b), fourth paragraph, of the Schedule 14D-9 is hereby amended and supplemented as follows:

“On February 15, 2008, VimpelCom and Merger Sub executed an unsecured loan agreement, pursuant to which VimpelCom agreed to make loans to Merger Sub in an amount up to $4.15 billion.”

Item 2(b), sixth paragraph, of the Schedule 14D-9 is hereby amended and supplemented as follows:

“On February 17, 2008, the Company, consistent with its previously disclosed intention, waived the requirement under the Merger Agreement that Merger Sub extend the Offer through February 28, 2008, on the basis that (x) all of the conditions to the Offer were either satisfied or waived as of the initial expiration date of 12:00 midnight, New York City time, on February 15, 2008 and (y) Merger Sub did not elect to extend the Offer and confirmed that it was prepared to accept for payment and pay for all shares of Common Stock tendered (and not withdrawn) pursuant to the Offer.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended to add the following paragraphs after the penultimate paragraph under “Agreements with Current Executive Officers, Directors and Affiliates of the Company. – Interests of Certain Persons”:

“Pursuant to the Merger Agreement, each of Messrs. Aven, Bulgak, Halvorsen, Reznikovich and Smyth submitted letters of resignation from the Company Board, with effect at the time shares of the Common Stock tendered pursuant to the Offer are accepted for payment and funds sufficient to fund such payment are deposited with Citibank, N.A., the depositary for the Offer. Following the effectiveness of the resignations, the Company Board is expected to appoint Messrs. Peter Covell, Alexander Gersh, Alexander V. Izosimov, Dmitry A. Pleskonos and Ms. Elena A. Shmatova as directors of the Company, pursuant to the Merger Agreement. Mr. Herman will continue to serve as the Remaining Director pursuant to the terms of the Merger Agreement.

Subsequent to the execution of the Merger Agreement, Mr. Izosimov and the Compensation Committee of VimpelCom’s Board of Directors began, and are currently engaged in, active negotiations with Mr. Vandromme with the purpose of securing Mr. Vandromme’s continued employment with the Company following completion of the Merger. However, no agreement has yet been reached with regard to whether Mr. Vandromme will continue with the Company following completion of the Merger.”

Item 3 of the Schedule 14D-9 is hereby amended to add the following paragraph after the last paragraph under “Certain Payments”:

“On February 15, 2008, based upon the time and effort expended by members of the special committee in connection with the transactions contemplated by the Merger Agreement, the Company Board approved the remuneration of the members of the special committee as $500,000 for the chairman of the special committee and $250,000 for each other member of the special committee.

On February 15, 2008, the Company Board authorized the Chief Executive Officer to determine the individual amounts of the special cash bonuses for the executive officers and other employees of the Company in an aggregate amount not to exceed $500,000. The Chief Executive Officer has not yet made such determination.”

Item 3 of the Schedule 14D-9 is hereby amended to add the following paragraph after the last paragraph under “Effect of the Offer and Merger on Directors’ and Officers’ Indemnification and Insurance”:

“On February 14, 2008, pursuant to the terms of the Merger Agreement, Parent directed the Company by letter to purchase “tail” insurance coverage. The Company has negotiated an approximate $1.6 million premium for the 6 year tail policy, which represents approximately 150% of one year’s annual premium. The Company will receive a credit from the expiring policy of approximately $600,000. The total amount payable for the tail policy will be approximately $1 million.”

Item 4. The Solicitation or Recommendation

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

“The information set forth above under Item 3 with respect to Mr. Vandromme’s continuing employment with the Company is incorporated by reference herein.”

Item 8. Additional Information

Item 8(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

“On February 15, 2008, VimpelCom and Merger Sub executed an unsecured loan agreement, pursuant to which VimpelCom agreed to make loans to Merger Sub in an amount up to $4.15 billion.”

Item 8(f) of the Schedule 14D-9 is hereby amended and supplemented as follows:

“In Amendment No. 4 to the Schedule TO, Merger Sub disclosed that Merger Sub and Parent have waived the Other Regulatory Approvals Condition to the Offer in respect of receipt of the Kazakhstan Offer Approval.

In Amendment No. 4 to the Schedule TO, Merger Sub further disclosed that it submitted its application on the merger with the Company to the Competition Agency on February 13, 2008.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“(j) Closing of Offer

The initial offering period expired at 12:00 midnight, New York City time, on Friday, February 15, 2008. Prior to the expiration of the Offer, Merger Sub and Parent waived the Other Regulatory Approvals Condition to the Offer in respect of receipt of the Kazakhstan Offer Approval. On February 17, 2008, the Company, consistent with its previously disclosed intention, waived the requirement under the Merger Agreement that Merger Sub extend the Offer through February 28, 2008, on the basis that (x) all of the conditions to the Offer were either satisfied or waived as of the initial expiration date of 12:00 midnight, New York City time, on February 15, 2008 and (y) Merger Sub did not elect to extend the Offer and confirmed that it was prepared to accept for payment and pay for all shares of Common Stock tendered (and not withdrawn) pursuant to the Offer.

According to Citibank, N.A., the depositary for the Offer, as of 12:00 midnight, New York City time, on Friday, February 15, 2008, approximately 36,533,255 shares of Common Stock were tendered and not withdrawn prior to the expiration of the Offer (including approximately 1,239,567 shares of Common Stock that were tendered pursuant to guaranteed delivery procedures), representing approximately 90.5% of the issued and outstanding shares of Common Stock, thereby satisfying the Minimum Condition. Merger Sub has accepted for payment all validly tendered and not withdrawn shares of Common Stock.

On February 18, 2008, VimpelCom issued a press release announcing the results of the Offer and that Merger Sub has accepted for payment all shares of Common Stock that were validly tendered and not withdrawn through the Initial Expiration Date, and had elected to provide a subsequent offering period for all remaining untendered shares of Common Stock, which will expire at 5:00 p.m., New York City time, on Tuesday, February 26, 2008. During the subsequent offering period, holders of shares of Common Stock who did not previously tender their shares of Common Stock into the Offer may do so and, upon properly tendering such shares, will receive the same purchase price of $105.00 per share to be paid pursuant to the Offer in cash, without interest (and less any amounts required to be deducted and withheld under any applicable law). The procedures for accepting the Offer and tendering shares of Common Stock during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares of Common Stock tendered during the subsequent offering period may not be withdrawn.

Following the subsequent offering period, Parent and Merger Sub intend to effect a merger (the “Merger”) of Merger Sub into the Company. In connection with the Merger, all remaining Company stockholders who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) will receive the same $105.00 per share in cash paid in the tender offer.

A copy of VimpelCom’s press release announcing the results of the Offer is incorporated by reference as Exhibit (a)(5)(B) hereto.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1, 2, 3 and 4 filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008 and February 19, 2008, respectively (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(D)	Joint Press Release issued by the Company and VimpelCom, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(E)*	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008.

(a)(1)(F)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(1)(G)	Guidelines for the Certificate of Tax Identification Number on Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(H)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(I)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)*	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (attached hereto as Annex I).

(a)(5)(B)	Press Release issued by VimpelCom, dated February 18, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(e)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(e)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(e)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(e)(4)*	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007.

(e)(5)*	Confidentiality Agreement between VimpelCom and the Company, dated October 15, 2007.

(e)(6)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(e)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

Exhibit No.	Description
(e)(8)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(g)	None.

Annex I*	Opinion of Credit Suisse Securities (USA) LLC, dated December 20, 2007

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

GOLDEN TELECOM, INC

By:	/s/ Ilya Smirnov
Name:	Ilya Smirnov
Title:	General Counsel

Dated: February 19, 2008